



COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

9

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

November 26, 2008

Received SEC
NOV 28 2008
Washington, DC 20549

Via Federal Express and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
Office of Emerging Growth Companies

Re: Midas Touch International Holdings, Inc.
Offering Statement on Form 1-A
File No. 24-10184

Ladies and Gentlemen:

On behalf of Midas Touch International Holdings, Inc. ("Midas" or the "Company"), I am submitting this letter in response to comments of the staff of the Securities and Exchange Commission (the "Commission"), relayed during a voicemail message from Mr. John Reynolds, Assistant Director of the Commission, regarding Midas' offering statement on Form 1-A dated November 12, 2008. I also enclose five (5) copies of Amendment No. 7 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as one (1) copy which have been marked to show our revisions.

Amendment No. 7 has been revised to correct a date in the table of contents, include financial statements for the three month period ended September 30, 2008 as well as for the fiscal years ended June 30, 2008 and 2007, and revise certain calculations in connection with the inclusion of the September 30, 2008 financial statements.

We would very much appreciate your prompt review of Amendment No. 7 to Form 1-A and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323. I thank you for your attention to this matter.

With kind regards,

Cohen & Czarnik

cc: Aaron Chaze, President
Midas Touch International Holdings, Inc.
300 Center Avenue, Suite 202
Bay City, MI 48708